Exhibit 99.1

JMU Limited Announced Private Placement and Acquisition of Cryptocurrency Solutions Business

SHANGHAI, August 13, 2019 /PRNewswire/ -- JMU Limited (the “Company” or “JMU”) (Nasdaq: JMU) today announced that the Company has entered into definitive agreements regarding a private placement of US$4 million and an acquisition of cryptocurrency solutions business.

Pursuant to a share purchase agreement, the Company will issue and sell 609,162,824 ordinary shares to a New York holding company wholly owned by Mr. Haohan Xu, the largest shareholder and a director of the Company, for a cash consideration of US$4 million.

The Company has also entered into a share purchase agreement with Beijing Jiatong Huineng Technology Co., Ltd. (“Beijing Jiatong Huineng”), its affiliated offshore holding company (together with Beijing Jiatong Huineng, “Jiatong Huineng Group”) and Mr. Shijie Hu, an independent third party owning Jiatong Huineng Group. Pursuant to the agreement, the Company will issue 609,162,824 ordinary shares to Mr. Shijie Hu in exchange for the entire ownership in Jiatong Huineng Group.

The transactions contemplated under the definitive agreements are subject to customary closing conditions. After the closing of these transactions, Mr. Haohan Xu will hold approximately 48.7% of the Company while Mr. Shijie Hu will hold approximately 18.3% of the Company. On a pro forma basis to give effect to these transactions and the previously announced divestment by the Company of its food supply chain business in July 2019, the Company’s stockholders’ equity as of June 30, 2019 would be approximately US$16.0 million. Please see the unaudited pro forma consolidated balance sheet as of June 30, 2019 at the end of this press release.

“These transactions are part of the Company’s continuing efforts to increase working capital and explore new business opportunities,” commented Ms. Hua Zhou, the chairperson of the board of directors and the chief executive officer of the Company. “Jiatong Huineng Group develops a SaaS asset transaction platform based on blockchain and smart contract technologies and provides cryptocurrency solution services to customers. We believe that this acquisition will strengthen our R&D capabilities that help us implement a comprehensive upgrade of our service platform in terms of product functionality, platform security and stability and program compatibility.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend," "ought to," "plan," "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that JMU believes to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

JMU Limited

ir@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904

JMU Limited

Unaudited Pro Forma Consolidated Balance Sheet

The unaudited pro forma balance sheet below assumes the following transactions were completed as of June 30, 2019: (i) the divestment of the food supply chain business which was completed on July 22, 2019, (ii) the acquisition of Jiatong Huineng Group, and (iii) the private placement of US$4 million to Mr. Haohan Xu.

	Actual	Pro Forma
	June 30, 2019	June 30, 2019
	US$	US$

Current Assets:
Cash and cash equivalents	528,557	5,128,861
Accounts receivable, net	60,046	300,000
Amounts due from related parties	842,215	—
Prepaid expenses and other current assets	856,411	2,604
Total current assets	2,287,229	5,431,465

Non-current Assets:
Property and equipment, net	352,596	—
Intangible assets	1,200,000	1,200,000
Goodwill	5,645,603	9,324,289
Total non-current assets	7,198,199	10,524,289

TOTAL ASSETS	9,485,428	15,955,754

Current Liabilities:
Short-term bank borrowing	7,283,321	—
Accounts and notes payable	225,409	—
Accrued expenses and other current liabilities	5,789,771	569,715
Advance from customer	160,130	60,000
Amounts due to related parties	6,083,072	—
Total current Liabilities	19,541,703	629,715

Non-current Liabilities:
Amounts due to related parties	7,099,122	—
Total non-current liabilities	7,099,122	—

TOTAL LIABILITIES	26,640,825	629,715

Stockholders’ Equity:
Common shares	21,095	34,186
Additional paid-in capital	640,586,167	645,396,988
Accumulated deficit	(638,648,470)	(630,105,664)
Accumulated other comprehensive (loss)/profit	(19,114,189)	529
Total stockholders’ equity:	(17,155,397)	15,326,039

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	9,485,428	15,955,754